MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Mariner Energy, Inc.

DATE:	July 26, 2005

RE:	Registration Statement on Form S-1 (Registration No. 333-124858) Response to SEC Comments dated June 10, 2005
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 10, 2005 regarding our filing listed above. Where applicable, our responses indicate the additions or revisions we included in pre-effective amendment No. 1 to the registration statement (“Amendment No. 1”), courtesy copies of which we have enclosed. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.
     We respectfully request that the staff review Amendment No. 1 and our responses to its comments at its earliest convenience. Please advise us of any further comments as soon as possible.
General
1.	We note that on January 29, 1997, you filed a Form 15, informing investors that you no longer had a reporting obligation under sections 13 and 15D of the Exchange Act. It is unclear why you continued to file periodic and annual report through the first quarter of 2003. It is also unclear why you elected to discontinue filing these reports. Please clarify to us the reasons you continued to file and why you subsequently ceased filing. In addition, please confirm to us that in the period since January 29, 1997, the company had no reporting obligations under any section of the Exchange Act.

In 1996, we filed a registration statement on Form S-4 to register the issuance of our 10-1/2% Senior Subordinated Notes due 2006, Series B that were issued in exchange for our then-outstanding 10-1/2% Senior Subordinated Notes due 2006, Series A. In 1997, the first fiscal year following the year in which the registration statement on Form S-4 became effective, we had two note holders. Accordingly our duty to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was automatically suspended pursuant to Section 15(d) of the Exchange Act, and we filed a Form 15 pursuant to Rule 15d-6 under the Exchange Act. We confirm that we had no reporting obligations under any section of the Exchange Act after January 29, 1997.

Although we were no longer required to file reports under the Exchange Act, the indenture governing the notes imposed a contractual obligation on us to continue filing periodic and annual reports. In satisfaction of that contractual obligation, we continued filing periodic and annual reports until 2003, when our notes were redeemed and the contractual obligation ceased.

2.	To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

The staff’s comment has been noted.

3.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

We will not be including any artwork or graphics in the prospectus (other than our company logo, which appears on the cover and last pages of the prospectus).

4.	Ensure that your prospectus includes the latest and best information available. In your next amendment, also file all omitted exhibits and supply the information you currently omit, including, without limitation:
•	the status of the facilities you expect to complete by June 1;

•	the production you expect to commence at the start of the third quarter;

•	the amount outstanding under the JEDI note at page 32;

•	identities of new directors and committee members at page 54;

•	the beneficial ownership information at page 60;

•	estimates for all unknown amounts, identified as such, in Item 13; and

•	the opinion of counsel regarding legality.
The preliminary prospectus has been revised in response to the staff’s comment. With regard to the identity of new directors and committee members, we respectfully advise the staff that as of this time, we have not yet determined who our new independent director will be. We are currently actively engaged in a search for a new independent director and will file a pre-effective amendment to update the preliminary prospectus once the identity of the new director is known.

With regard to the opinion of counsel, our counsel is currently conducting the due diligence necessary to support its opinion. When our counsel has completed its due diligence process and the opinion becomes available, we file the opinion with a pre-effective amendment to the Registration Statement on Form S-1.

5.	Provide the estimated per share price range of the offering or supplementally advise us of the proposed price range. We note that there is no market for the shares. We may have additional comments.

We supplementally advise the staff that there is no price range for the shares being offered. Rather, the common stock may be sold at prevailing market prices at the time of the sale, varying prices determined at the time of the sale or at negotiated prices. In addition, the shares will be sold over a period of two years during which time the price of the shares could fluctuate significantly. Thus, we are unable to specify an accurate price range, and accordingly, have not included a price range in the preliminary prospectus.
Cautionary Statement Concerning Forward-Looking Statements page ii
Because this filing is the company’s initial public offering, it is incorrect to suggest that the disclosure includes statements that are within the scope of the “safe harbor” that the PSLRA and the federal securities laws provide for forward-looking statements. If you retain this section, please revise accordingly. Also move all such disclosure so that the summary and risk factors sections immediately follow the cover page.
We have revised the preliminary prospectus in response to the staff’s comment by deleting the first paragraph that was on page ii and moving the summary and risk factor sections forward so that they immediately follow the cover page.
Summary
Summary of Geographic Areas of Activities, page 1
6.	We note your disclosure of “PV10 Value” here and elsewhere in your document. Please address the following:
(a)	Describe in greater detail, how the measure is calculated.
(i)	Clarify whether or not the information used to calculate this ratio is derived directly from data determined in accordance with FAS 69;

(ii)	If the ratio does not use data determined in accordance with FAS 69, please identify the source of the data;

(iii)	Indicate whether or not the ratio is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;

(iv)	if the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(I)(ii) of Regulation S-K; and,

(v)	if you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i)

and Question 8 of the Frequently Asked. Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corp:finlfaqs/nongaapfaq.htm.
(b)	Disclose how management uses this measure.
(c)	Disclose the limitations of this measure.
(d)	Indicate whether your measure is comparable to other like measures disclosed by other companies.
We have revised the preliminary prospectus on pages 1, 48 and 49 to include the information requested.

7.	We note your disclosure of your “reserve-to-production ratio.” Please expand your disclosure to address each of the following:
(a)	Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the estimated proved reserve quantities, as required by paragraph 11 of FAS 69.

(b)	Identify the status of the proved reserves that are used to determine this ratio (e.g., proved developed vs. proved undeveloped). Note that this ratio should not be calculated using:
(i)	non-proved reserve quantities, or,

(ii)	proved reserves that include proved reserves from consolidated entities combined with proved reserves attributable to investments accounted for using the equity method.
(c)	Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

(d)	Indicate the time horizon of when the reserves are expected to be produced to provide investors a better understanding of when these reserves could ultimately be converted to cash inflows.

(e)	Disclose how management uses this measure.

(f)	Disclose the limitations of this measure

(g)	Indicate whether your measure is comparable to other like measures disclosed by other companies.
We have revised the preliminary prospectus to delete all references to “reserve-to-production ratio” in response to the staff’s comment.

Summary of Development and Exploration Projects, page 5
8.	Please reconcile the amounts reported as 2004 exploration and development expenditures to the amounts reported on page 18 and page F-23. Expand your disclosure to explain why these amounts differ.

We have revised the preliminary prospectus to reconcile the exploration and development expenditures presented throughout the preliminary prospectus by revising the table appearing on page 5. In addition, we have revised Note 1 on page 6 to disclose additional data to reconcile the data given in the table on page 5 with the data in the F pages.
Risk Factors, page 7
9.	Revise your captions so that they are precise and concise. Among captions requiring revision are the first on page 7, which should refer to potential harm rather than an unspecified “effect,” and the second on page 7 and last on page 12, both of which need to specify the potential harm to your business or investors.

The disclosures in our Risk Factors section have been revised in response to the staff’s comment.

10.	Eliminate language that mitigates the risk you present, including your reference under “Properties we acquire” at page 11 to operating in a manner that is consistent with industry practice.

The disclosures in our Risk Factors section have been revised in response to the staff’s comment.
Capitalization, page 16
11.	Please remove the cash and cash equivalent (less restricted cash) line item from your calculation of Total capitalization.

We have deleted the cash and cash equivalent line item in response to the staff’s comment.
Selected Historical Consolidated Financial Data, page 18
12.	Please ensure that the financial statements and other data presented in tabular form is presented consistently from left to right in the same chronological order throughout the document. In this regard, we note that the order of your Selected Historical Consolidated Financial Data differs from your financial statements. See SAB Topic 11:E.

We have revised the data presented in tabular form throughout the preliminary prospectus so that the presentation is consistent with the presentation in the financial statements.

13.	Please clarify whether all working capital disclosures exclude current derivative assets and liabilities and restricted cash or only periods when a deficit exists. We would expect all periods to be presented consistently.

We have revised Note 4 on page 21 to clarify that all working capital disclosures, not just working capital deficits, exclude current derivative assets and liabilities and restricted cash.

14.	We note your use of EBITDA which appears to also exclude the effects of impairment charges that have occurred and are reasonably likely to occur in the future. Please revise your presentation of this measure to reflect the guidance located in Item 10(e)(1)(ii)(B) of Regulation S-K.

We have recalculated the EBITDA presented in the table on page 21 for the years of 2001 and 2002 so that the effects of impairment for the Enron receivables is reflected in the EBITDA. Consistent with that approach, we have removed the “Impairment (recovery) of Enron-related receivables” line item from the Reconciliation of Non-GAAP Measures portion of the table that appears on page 21.

15.	Please remove your disclosure of combined data.

We have provided combined data to facilitate the reader’s understanding of our results of operations for the year ended December 31, 2004. As discussed more fully in our response to Comment 27 below, our acquisition in March 2004 did not materially affect our statement of operations. Under push-down accounting, our acquisition resulted in an allocation of the purchase price to our assets and liabilities based on their fair values as of the transaction date. There was no effect on our statement of operations other than an immaterial increase in DD&A and interest expense and related taxes. Because the acquisition had no material effect on our results of operations, we believe a combined discussion of our 2004 results in MD&A is appropriate and will enhance an investor’s understanding of our results for 2004. The inclusion of combined data in tabular form is intended to aid the reader by eliminating unnecessary and duplicative verbiage from the period to period discussion in MD&A.

We have revised the introductory paragraph to the table on page 20 to clarify the nature of the combined financial data and the reasons for its inclusion.

16.	Please disclose all statement of cash flow measures to provide investors with a more balanced presentation. Refer to FRC 202.03.

We have revised the table on page 21 to add line items disclosing “Net cash (used) provided by investing activities” and “Net cash (used) provided by financing activities” in response to the staff’s comment.

Management’s Discussion and Analysis, page 21
Results of operations, page 26
17.	Please expand your disclosure to clarify how you determined the 2004 results amounts that you are comparing with 2003 results. Please revise your discussion to comply with pro forma information prepared in accordance with Article 11 of Regulation S-X.

We have revised the preliminary prospectus on page 23 to clarify how we determined the 2004 results amounts that we are comparing with 2003 results. As discussed above in our response to Comment 15 and below in our response to Comment 27, the application of push-down accounting did not have a material effect on our 2004 results of operations. We believe that combining the narrative comparison of the pre- and post-merger periods provides greater transparency for our 2004 results and facilitates comparability with our 2003 results.

18.	Expand the second paragraph to discuss in detail the gross proceeds and net proceeds, and to account for uses for all the proceeds you raised. We note the related disclosure at page 29.

We have expanded the second paragraph on page 23 to disclose the gross and net proceeds from our private placement and to disclose the uses of those proceeds, including the repayment of a portion of outstanding borrowings under our credit facility and repayment of a portion of the JEDI promissory note.
Business, page 35
Enron Related Matters, page 50
19.	Provide a more complete description of your affiliation with Enron in this section, and clarify the basis for your conclusion that you have no remaining control group liability.

We have revised the disclosure on pages 57 and 58 under the caption “Enron Related Matters” to describe our prior affiliation with Enron in more detail. Additionally, we have revised the last sentence on page 58 to clarify the basis of our conclusion that we have no remaining control group liability.
Management, page 51
Executive Officers and Directors, page 51
20.	Please revise the sketches for Messrs. Polasek, Lester and Hansen’s to ensure there are no gaps or ambiguities with regard to time in the five year biographical sketches. Disclose the principal business of the employers listed in the sketches where this information is omitted, including ACON Investments.

We have revised the biographical sketches to include the information requested in the staff’s comment.

21.	Briefly explain the reasons for FBR’s role in the process, and disclose any fee arrangements in that regard.

In response to the staff’s comment, we have revised the disclosure on page 61 to include the requested information. FBR served as the initial purchaser and private placement agent in our March 2005 private placement. As part of the private placement negotiations between FBR and us, FBR negotiated the right to propose individuals for consideration for nomination to serve as an independent director on our board. FBR receives no fee in connection with proposing any independent directors.
Certain Transactions with Affiliates and Management, page 61
22.	Disclose whether future transactions with affiliates will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

We have revised the disclosure on page 70 to indicate that we intend to engage in any future transactions with our affiliates only when the terms of any such transactions are no less favorable than transactions that could be obtained from third parties.
Plan of Distribution, page 71
23.	We note that the selling shareholders may engage in short sales of your common stock. Confirm that you have considered Corporation Finance Telephone Interpretation A.65 in that regard.

We confirm that we have considered Corporation Finance Telephone Interpretation A.65 and are aware that short sales may not be made before the registration statement is declared effective.
Financial Statements
24.	Continue to monitor the requirement to update your financial statements, as indicated in Rule 3-12 of Regulation S-X.

We have updated our financial statements in the enclosed Amendment No. 1 and will continue to do so in any future amendments when required by Rule 3-12 of Regulation S-X.
Statement of Operations, page F-4
25.	We note your line item identified as “Inventory adjustment to lower of cost or market.” It appears from elsewhere in your document that this charge relates to production equipment, specifically subsea trees. Please revise the caption used, to one that clarifies the nature of the items that comprise the amount reported in this line item to avoid investor confusion.

We have revised the caption on page F-4 and throughout the preliminary prospectus to clarify that the charge relates to impairment of production equipment held for use in response to the staff’s comment.
Statement of Cash Flows, page F-6
26.	Please provide us with a reconciliation of the amount of Depreciation, depletion and amortization presented for the Post-merger period in your Statement of Cash Flows to the amount presented in your Statement of Operations for the same period.

We supplementally advise you that the difference in the DD&A set forth in the Statement of Cash Flows ($55,067,000) and the amount presented in our Statement of Operations ($54,281,000) is attributable to $768,000 of amortized debt costs that are included in our “Interest Expense” line item on our Statement of Operations.
Note — 1. Summary of Significant Accounting Policies, page F-7
27.	We note the limited amount of pro forma information provided in your document and that the pro forma information differs in certain respects to the combined financial information provided in your Selected Historical Consolidated Financial Data. Please clarify to us and in your document, why certain amounts differ. Further, please tell us why you have not provided complete pro forma information as prescribed in Rule 1102(b) of Regulation S-X.

The transaction in which Mariner was acquired from its former parent, JEDI, is not a business combination that should require pro forma financial statements under Article 11 of Regulation S-X. Although under SFAS 141, the acquisition was accounted for as a purchase, there were no changes to the assets or operations of Mariner. Because the acquisition resulted in a change in control, as required by push-down accounting, Mariner’s financial statements reflect the allocation of the purchase price to Mariner’s assets and liabilities based on their fair values as of the transaction date.

The primary effect of the allocation required by push-down accounting is on Mariner’s balance sheet. Mariner’s audited balance sheet at 12/31/04 included in the registration statement reflects the effect of the acquisition. Thus, as permitted by 11-02(c)(1) Mariner has not included a pro forma condensed balance sheet.

Mariner has not included a pro forma condensed statement of income for the following reasons:
•	The transaction was an acquisition by private equity investors and not an operating business. Thus, unlike in a business combination involving two operating entities, there was no effect on Mariner’s reserves, production, revenues

•	or operating expenses. The only income statement items affected by the acquisition were DD&A, interest expense and related taxes.

•	If the acquisition had occurred on January 1, 2004, DD&A for the period from 1/1/04 to 3/2/04 would have increased by approximately $686,000, and net interest expense would have increased by approximately $1.6 million.

•	The aggregate pro forma effect of these changes on 2004 net income is reflected in the pro forma information included in Note 1 to the audited financial statements. Mariner does not believe that the amounts of such effects are material. The combined after-tax effect of the adjustments to DD&A and interest expense is approximately $1.5 million, which is less than 4% of Mariner’s average net income for the most recent three fiscal years and approximately 2.2% of Mariner’s 2004 net income. Although the $1.5 million effect of such adjustments is necessarily of greater significance to the results of the first quarter of 2004 than to the results for the entire year, Mariner believes that the impact even to the quarterly period is not material.
Oil and gas properties, page F-10
28.	Please expand your disclosure to specifically address how the adoption of SFAS 143 impacted your full cost accounting. Refer to SAB 106 which can be located at http://www.sec.gov/interps/account/sab106.htm.

We respectfully advise you that the information requested in this comment is set forth in Note 1 on pages F-16 and F-17 in the third paragraph under the caption “Recent Accounting Pronouncements.”

29.	Please expand your footnote to disclose the following regarding capitalized internal costs:
•	The amount of internal costs capitalized in each period that an income statement is presented.

•	The nature of the costs capitalized.

•	The basis that you used to determine that capitalization of these costs is appropriate.

•	The balance of capitalized costs included in your capitalized oil and gas costs for each period that a balance sheet is presented.

•	Specify, if true, that the internal costs capitalized can be directly identified with acquisition, exploration or development activities

•	State, if true, that internal costs capitalized do not include any costs related to production, general corporate overhead or similar activities.
Refer to Rule 4-1O(c)(2) of Regulation S- X. We note your unaudited disclosure on page F-23.

In response to the staff’s comment, we have revised the preliminary prospectus by expanding our disclosure in Note 1 on page F-13 under the caption “General and Administrative Costs and Expenses.” We respectfully advise the staff that we are not able to set forth the balance of capitalized costs included in our capitalized oil and gas costs because, under the full cost accounting method, the separate identity of these costs is lost in the full cost pool.

30.	Please disclose how you determine the full cost limitation on capitalized costs in greater detail. Refer to Rule 4-10(c)(4) of Regulation S-X. Specifically address the extent to which you consider hedge prices in the determination of the full cost ceiling. Refer to SAB Topic 12.D.3.b which can be located at: http://www.sec.gov/interps/account/sabcodet12.htm#12d3b.

In response to the staff’s comment, we have revised the preliminary prospectus by expanding our disclosure in Note 1 on page F-12 under the caption “Oil and Gas Properties” to include the information requested.

31.	Please disclose how you amortize your capitalized oil and gas producing activity costs in greater detail. Refer to Rule 4-10(c)(3) of Regulation S-X.

In response to the staff’s comment, we have revised the preliminary prospectus by expanding our disclosure in Note 1 on page F-12 under the caption “Oil and Gas Properties” to include the information requested.

32.	Please disclose how you account for production costs. Refer to Rule 4-10(c)(5) of Regulation S-X.

In response to the staff’s comment, we have revised the preliminary prospectus by expanding our disclosure in Note 1 on page F-13 under the caption “Production Costs” to include the information requested.

33.	Please disclose how you account for other services. Note that COPAS reimbursements in excess of the amounts actually incurred that relate to a property in which you have an ownership interest should be netted against the full cost pool. The reimbursements received are akin to other service revenue. These net amounts will continue to be netted against the full cost pool until the costs within the pool are fully amortized. Refer to Rule 4-10(c)(6)(iv) of Regulation S-X.

In response to the staff’s comment, we have revised the preliminary prospectus by expanding our disclosure in Note 1 on page F-13 under the caption “General and Administrative Costs and Expenses” to include the information requested.

34.	Indicate the extent to which the properties included in your unamortized properties have been evaluated. Rule 4-10(c)(2)(ii)(A) of Regulation S-X requires costs associated with unevaluated properties to be include in the amortization computation when it is determined whether or not proved reserves can be assigned to the properties.

In response to the staff’s comment, we have revised the preliminary prospectus by expanding our disclosure in Note 1 on pages F-12 and F-13 under the caption “Unevaluated Properties” to include the information requested.

35.	Disclose how you account for geological and geophysical costs not directly associated with a specific unevaluated property to be included in the amortization base. Refer to Rule 4-10(c)(3)(ii)(A)(3) of Regulation S-X. Additionally, tell us how you account for your purchases of seismic data. We note your related disclosure on page F-20.

In response to the staff’s comment, we have revised the preliminary prospectus by expanding our disclosure in Note 1 on pages F-12 and F-13 under the caption “Unevaluated Properties” to include the information requested.

36.	Include the following information in your footnotes or with respect to your unevaluated properties, as required by Rule 4-10(c)(7)(ii) of Regulations S-X.
•	Describe the current status of each significant property or project.

•	Identify the anticipated timing of the inclusion of the costs in your full cost amortization calculation.

•	Disclose, in a table, the following information by acquisition, exploration, development and capitalized interest costs:
•	The total costs excluded as of the most recent fiscal year.

•	The amount of the excluded costs incurred in each of the most recent three fiscal years and the total for any earlier fiscal years in which costs were incurred.
In response to the staff’s comment, the preliminary prospectus has been revised to expand Note 9 on pages F-27 and F-28 to include the information requested.
Note — 2. Related Party Transactions, page F-13
37.	Please clarify to us the nature of the oil and gas purchase transactions entered into with various affiliates of Enron. Tell us why as a producer of oil and gas, you may have entered into various transactions to purchase oil and gas.

We have revised the disclosure in the preliminary prospectus in Note 2 on page F-17 to clarify that Mariner did not enter into purchase transactions during JEDI’s ownership of the company in response to the staff’s comment.

38.	It appears from your disclosure that various Enron related receivables were settled for approximately $1.9 million. Please clarify to us and in your document the extent of production related receivables that were outstanding at the time you ceased selling to ENA Upstream. In addition, please clarify the resultant loss on any amounts deemed uncollectible or were recognized in the settlement as part of the merger consideration.

Similarly, clarify your disclosure of the amount of derivative related receivables and associated gains and losses.

We respectfully advise the staff that for the periods presented in the financial statements set out in the preliminary prospectus the amount associated with any Enron related receivable was zero. The information relating to any such receivables for the years ended December 31, 2003 and 2004 are set forth in the table appearing on page F-19 under the line item labeled “Unrealized gain and other non-cash derivative instrument adjustments.”

39.	We note your tabular presentation of Supplemental ENA Affiliate Data. Please explain to us why derivative and production related receivables that are discussed elsewhere are not included in this supplemental data. Please clarify to us why these amounts are omitted in the December 31, 2003 presentation.

We have revised the preliminary prospectus in Note 2 on page F-18 to reconcile the disclosure on page F-18 to the information provided in the tabular presentation of Supplemental ENA Affiliate Data in response to the staff’s comment.

40.	Please clarify to us and in your document the nature of the “monitoring agreements” and the monitoring activities that were entered into with affiliates of MEI Acquisitions.

We have revised the preliminary prospectus on pages 70 and F-20 to describe the nature of the monitoring agreements and related activities in response to the staff’s comment.
Note — 9, Oil & Gas Producing Activities and Capitalized Costs (Unaudited), page F-23
41.	Please modify your disclosures to comply with SFAS 69 as written. It appears your costs incurred disclosures include proceeds from property conveyances.

We have revised Note 9 to comply with SFAS 69 in response to the staff’s comment.
Annex A — Estimated Future Reserves and Income Attributable to Certain Leasehold and Royalty Interests (SEC Parameters) As of December 31. 2004
42.	We note the report provided by your petroleum consulting firm includes a measure identified as “Future Net Income”. It appears the amount depicted is equal to your PV10 Value. Please have your petroleum consultants provide a revised report that recharacterizes the line item, as Net Income has a different meaning in the context of

GAAP and in filings made with the Commission. Please refer to 10(e)(1)(ii)(E) of Regulation S-K.
As discussed with the staff, our petroleum consultants have provided a revised report that recharacterizes this line item as PV10.
Exhibits and Financial Statement Schedules
43.	Please disclose if material, a schedule of valuation and qualifying accounts. Refer to Rule 5-04(c) and 12-09 of Regulation S-X. Include, without limitation, accounts receivable valuation allowances, estimates of product returns, and inventory reserves and any other reserves not disclosed elsewhere.

We have considered the information not already disclosed that we would be required to disclose on a schedule of valuation and qualifying accounts and have concluded that such information is not material. Accordingly, we have not included a schedule of valuation and qualifying accounts.

44.	Provide a currently dated consent from the independent accountants in your amendment.

We have provided a currently dated consent from our independent accountants at the time of filing Amendment No. 1 and will continue to do so in connection with the filing of any future amendments to the registration statement.
Engineering Comments
Summary, page 1
West Texas Permian Basin, page 2
45.	Please amend your document to clarify whether your term “commercially successful wells” indicates that such wells are estimated to return their well costs.

We have revised page 2 and 45 to clarify that the term “commercially successful wells” means wells that are expected to produce in quantities sufficient to exceed costs of drilling and completion.
Risk Factors, page 7
Because a significant part of the value of our production and reserves is concentrated in a small number of offshore properties, any production problems or inaccuracies in reserve estimates related to those properties could affect our business materially and adversely, page 9
46.	Please amend your document to disclose your historical downtime in the last three years for your offshore properties due to mechanical and weather-related problems. You may include the figures for onshore properties for comparison.

We have revised the Risk Factor section of the preliminary prospectus in response to the staff’s comment.
Business, page 35
Significant Properties, page 37
47.	Furnish to us the petroleum engineering reports — in hard copy and electronic spreadsheet format — you used as the basis for your 2004 proved reserve disclosures. The report should include:
•	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

•	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

•	Narratives and engineering exhibits for the largest 2004 reserve addition - extensions and/or discoveries — in each of your major geographic areas;
The information requested in the staff’s comment was hand delivered to Mr. Ronald Winfrey on July 14, 2005.

48.	You have attributed proved reserves of 56 BCFE — 45% of your offshore proved reserves — to four deepwater properties which have no producing wells and are undeveloped. You disclose in your risk factors (page 9) that the bulk of your production is from offshore properties. Item 303(a)(3)(ii) of Regulation S-K requires the description of any known trends and uncertainties that impact continuing operations. Please amend your document to compare your deepwater proved undeveloped reserves booked at each of the last three years-end to the corresponding ultimate proved developed reserves that you disclosed after drilling. You may contact us for assistance in this or any other matter.

We have added disclosure on page 26 of Amendment No. 1 to add more information regarding the development of our deepwater proved undeveloped reserves.

49.	We note that you claimed proved undeveloped reserves at the Green Canyon 646 property even though you have disclosed on page 39 that you farmed out this property and “[d]evelopment plans are in progress.” Development plans, including estimated capital expense, production costs and construction schedules, must necessarily be complete prior to claiming PUD reserves. Please explain to us your justification for the proved reserves here despite (apparent) uncertainty sufficient to preclude your disclosure of the anticipated date of first production. Compare this property to the North Black Widow project where you are not the operator, development planning is in process, initial production is anticipated by 2006 and you have claimed no proved reserves. Otherwise, delete this property from your disclosed proved reserves.

We have corrected the last sentence in the description of the Green Canyon 646 property in Amendment No. 1 to disclose our specific development plans for this property. We have also revised the description of this property to clarify that we farmed out only a portion of this project.
Acreage, page 42
50.	Per SEC Industry Guide 2, please expand your tables here to disclose material undeveloped acreage subject to expiration in each of the next three years.

We have added a table on page 50 to disclose material undeveloped acreage that is subject to expiration in each of the next three years.
Management, page 51
Overriding Royalty Arrangements, page 56
51.	Please amend your document to explain the procedures and controls you have in place to avoid conflicts of interest for your geological staff.

We have revised the disclosure on page 65 to provide more information about the controls and procedures we have in place to avoid conflicts of interest in our geological staff.
Glossary of Oil and Natural Gas Terms, page 80
52.	Your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are a truncated version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions for these reserve classifications. This is available at our website, http://www.sec.gov/divisions/corpfinlfonns/regsx.htm#gas.

We have revised the introductory paragraph of the Glossary to indicate that the definitions of proved reserves, proved developed reserves and proved undeveloped reserves are truncated versions of the Commission’s definitions, and we have added a cross reference to the Commission’s web site where the definition appears in its entirety.
cc:	Mr. Kevin Stertzel Mr. Ronald Winfrey